
07004957

SEC[illegible] [illegible]IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

AB 3/26


SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH, D.C.
SECTION
161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.M. Lummis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Locust Avenue
(No. and Street)

New Canaan, CT 06840
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Galione, 203-966-0005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahan, Steiger & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1100 Summer Street STAMFORD CT 06905
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, David Lummis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. M. Lummis Securities, Inc., as of Dec. 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M. LUMMIS SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder of
J.M. Lummis Securities, Inc.
New Canaan, CT 06840

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of J. M. Lummis Securities, Inc. as of December 31, 2006 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule # 1 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahan, Steiger + Company, P.C.
KAHAN, STEIGER & COMPANY, P.C.
Stamford, Connecticut

February 21, 2007

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$155,310
Accounts Receivable	60,718
Prepaid Expenses	1,780
TOTAL CURRENT ASSETS	217,808
FIXED ASSETS	
Equipment	3,810
Accumulated Depreciation	(3,810)
	0
TOTAL ASSETS	$217,808

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 12,098
TOTAL CURRENT LIABILITIES	12,098
SHAREHOLDER'S EQUITY	
Common Stock - Common Shares, No Par Value, Authorized 20,000 Shares, Issued and Outstanding 100 Shares	20,000
Additional Paid-In Capital	189,620
Retained Deficit	(3,910)
TOTAL SHAREHOLDER'S EQUITY	205,710
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$217,808

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE	$ 770,049
OPERATING EXPENSES	678,063
NET INCOME BEFORE OTHER INCOME	91,986
OTHER INCOME	
Interest Income	2,857
NET INCOME	$ 94,843

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	CAPITAL STOCK	PAID-IN CAPITAL	RETAINED (DEFICIT)	TOTAL SHARE-HOLDER'S EQUITY
BALANCE – JANUARY 1, 2005	$ 20,000	$189,620	($98,753)	$110,867
Distributions			-	-
Net Income			94,843	94,843
BALANCE – DECEMBER 31, 2005	$ 20,000	$189,620	($ 3,910)	$205,710

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 94,843
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
(Increase) In Accounts Receivable	(53,005)
Decrease in Prepaid Expense	846
Increase In Accrued Liabilities	5,989
Total Adjustments	(46,170)
NET CASH PROVIDED BY OPERATING ACTIVITIES	48,673
NET INCREASE IN CASH AND CASH EQUIVALENTS	48,673
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	106,637
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 155,310
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income Taxes	$ 0
Interest Expense	0

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note # 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business

J.M. Lummis Securities, Inc., incorporated on June 19, 1997, is a broker dealer of corporate bonds and U.S. treasury and government agencies' securities.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of accounts receivable. The company's customer base is located throughout the United States. Although the company is directly affected by the well being of the banking industry, management does not believe significant credit risk exists.

In addition, the Company places its cash with high quality institutions. At times such investments may be in excess of the FDIC insurance limit; however, management does not believe this credit risk is significant.

Accounts Receivable

The Company provides an allowance for doubtful accounts, as needed, that is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2006, there were no uncollectible accounts.

Federal and State Income Taxes

The Company's stockholder has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on his or hers proportionate share of the Company's net income. Accordingly, no provision or liability for income taxes has been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Depreciation

The Company's equipment is depreciated using the straight-line method over the estimated useful lives of the assets. All assets were fully depreciated at December 31, 2006.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note # 2 – RELATED PARTY TRANSACTIONS

J.M. Lummis Securities, Inc. is a wholly owned subsidiary of J.M. Lummis and Company, Inc. The Company reimbursed J.M. Lummis and Company, Inc. for its share of operating expenses as follows:

Expense	Amount
Rent	$ 8,861
Telephone	825
Equipment Rental	15,889
Information Technology	15,033
Insurance	10,206
Office Expense	489
	$ 51,303

Note # 3 - LINE OF CREDIT

J. M. Lummis Securities, Inc. has an uncommitted, short-term, secured line of credit with National Financial Services, LLC. The line is used to support trades made through a National Financial Services, LLC clearing account. There was no outstanding balance on the line of credit at December 31, 2006. Included in cash and cash equivalents is $50,000 required to be on deposit to secure this line.

Note # 4 - COMPREHENSIVE INCOME

The Company does not have any accumulated other comprehensive income items, and therefore, is not required to report comprehensive income.

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note # 5 - **RETIREMENT PLAN/COMMITTMENT**

The Company adopted a 401(k) retirement plan with a profit sharing feature effective January 1, 1998. The plan covers all employees who are at least 21 years of age with one or more years of service. Plan provisions include a discretionary employer match and profit sharing contribution.

For the plan year ended December 31, 2006, the Company's contribution was $64,500.

J.M. LUMMIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

NET WORTH	$205,710
TOTAL AVAILABLE CAPITAL	205,710
NON-ALLOWABLE ASSETS	
Prepaid Expense	(1,780)
Receivables	(9,877)
Cash - CRD	(140)
TENTATIVE NET CAPITAL	193,913
Haircuts on Allowable Assets	(541)
NET CAPITAL	$193,372
RECONCILIATION OF NET CAPITAL	
Net Capital per Client Computation	201,975
Adjustments per Audit	(8,603)
NET CAPITAL PER AUDIT	$193,372

SCHEDULE # 1
See Accountants' Report

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder of
J.M. Lummis Securities, Inc.
New Canaan, Ct 06840

In connection with our audit of JM Lummis Securities, Inc., we found that no material inadequacies existed as of December 31, 2006 and for the year then ended.

Kahan, Steiger & Company, P.C.
KAHAN, STEIGER & COMPANY, P.C.
Stamford, Connecticut

February 21, 2007

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder of
J.M. Lummis Securities, Inc.
New Canaan, Ct 06840

In planning and performing our audit of the financial statements and supplemental schedules of J.M. Lummis Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17-a5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their designs and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that may be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kahan, Steiger + Company, P.C.

KAHAN, STEIGER & COMPANY, P.C.
Stamford, Connecticut

February 21, 2007

END